Item 1.		Security and Issuer.

This statement relates to shares of 6% Convertible Subordinated Debentures Due 2011 (the Debentures) of Republic Bancshares, Inc. (the Issuer), which are convertible into shares of Common Stock, $2.00 par value of the Issuer, at a conversion rate of 56 Common Shares per $1,000 principal amount of the Debentures. The Issuer has its principal executive offices at 111 Second Avenue NE, St. Petersburg, Florida 33701.


Item 2.		Identity and Background

a.		William Robb Hough

b.		100 Second Avenue South, Suite 800
    St. Petersburg, Florida  33701

c.		Chairman:	William R. Hough & Co.
    100 Second Avenue South, Suite 800
    St. Petersburg, Florida  33701

    President:	WRH Mortgage, Inc.
    100 Second Avenue South, Suite 904
    St. Petersburg, Florida  33701

    Director:	WRH Properties, Inc.
		  100 Second Avenue South, Suite 904
		  St. Petersburg, Florida  33701

    Director:	Republic Bancshares
    111 Second Avenue N.E.
    St. Petersburg, Florida  33701

    Director:	F.F.O. Financial Group
    2200 Live Oak Blvd.
    St. Cloud, Florida  34771

d.	During the last five years, William R. Hough has not been convicted in a
criminal	proceeding.

e.	During the last five years, William R. Hough has not been a party in his
individual capacity	to a civil proceeding relating in any way to Federal and
State securities laws.

f.	U.S. Citizen


Item 3.		Source and Amount of Funds or Other Consideration

The source of the $100,000 cash used to purchase the Debentures by both William R. Hough and Mrs. Hough (see Item 4 below) was personal funds.


Item 4.		Purpose of Transaction

a.		On December 27, 1996, William R. Hough and Mrs. Hough each purchased
$100,000 of the Debentures.  An affiliate of Mr. Hough, Royal Palm Centre II,
Inc., purchased $100,000 of the Debentures.  The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Common
Stock, $2.00 par value, of the Issuer at a conversion price of $17.85714 per share.  Neither Mr. Hough, Mrs. Hough nor Royal Palm Centre II, Inc. have any present plans to convert the Debentures into Common Stock or to acquire additional securities of the Issuer or dispose of securities of the Issuer.

b.		No extraordinary corporate transactions are contemplated at this time except that the Issuer has announced that an agreement has been reached for the acquisition of Firstate Financial, F.A. for a cash purchase price of
$5.5 million, subject to final approval by the Florida Department of Banking and Finance, Federal Deposit Insurance Corporation and the Federal Reserve
Board.  The Issuer has announced that it is engaged in discussions concerning the possible combination of the Issuer and F.F.O. Financial Group,
Inc.

c.		No sale or transfer of any material amount of assets of the Issuer or any subsidiary is contemplated other than possible liquidation of non-performing assets.

d.		No change in present board of directors or management of Issuer is contemplated at this time.

e.		No material change in present capitalization or dividend policy of Issuer is contemplated at this time.

f.		No other material change in Issuer's business or corporate structure is contemplated.

g.		No changes in Issuer's charter, bylaws or actions which may impede acquisition of control of the issuer by any person is contemplated.

h.		It is not contemplated that a class of securities may be removed from a national securities exchange or cessation of authorization to be quoted in an inter-dealer quotation system.

i.		None.

j.		None.


Item 5.		Interest in Securities of the Issuer

a.		The aggregate number of Shares of Common Stock and Common Stock equivalents (including the Debentures) referred to in Item 1 above beneficially owned by William R. Hough as of December 27, 1996 is as follows:

    5,600 (Common stock equivalents - Debentures)(owned by Mr. Hough) 5,600 (Common stock equivalents - Debentures)(owned by Spouse)
1,932,906 (Common stock equivalents, including options and Preferred shares)(owned by Mr. Hough)
  384,000 (Common stock equivalents)(owned by Mrs. Hough and affiliated corporations)
    5,600 (Common stock equivalents - Debentures)  (owned by affiliated corporation)
_________
2,333,706 Total Common stock equivalents


		This total represents 44.29% of the 4,183,507 issued and outstanding shares of Common Stock plus 1,086,000 shares of Common Stock equivalents (75,000 issued and outstanding shares of Preferred Stock and 336,000 Shares of Common
Stock into which the $6,000,000 Debentures are convertible) for a total of
5,269,507 Common Stock equivalents.

b.		William R. Hough has the sole power to vote and to dispose of 1,651,656 shares of Common Stock owned by himself, has an option to purchase 1,250 shares of Common Stock from the Issuer, has Debentures convertible into 5,600 shares of Common Stock, and has the power to vote 280,000 shares of Common
Stock equivalents for a total of 1,938,506 shares.  Mr. Hough has the shared power to vote or to direct the vote and to dispose of 24,000 shares of
Common Stock owned by his spouse, Mrs. Hazel Hough; 40,000 shares of Common
Stock owned by an affiliated corporation, WRH Mortgage, Inc., of which he is the majority shareholder and director; 5,600 Common Stock equivalents, convertible from $100,000 of Debentures owned by Royal Palm Centre II, Inc., a corporation of which Mr. Hough is the majority shareholder and a director,
200,000 shares of Common Stock equivalents owned by WRH Mortgage, Inc.;
Debentures convertible into 5,600 shares of Common Stock owned by Mrs. Hough;
and 120,000 shares of Common Stock equivalents owned by his spouse for a total of 395,200.

c.		No other transactions than that described in this filing were made by
William R. Hough during the past 60 days in the class described in (a) above.

d.		WRH Mortgage, Inc. and Mrs. Hough have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities referenced in Item 5(b) above owned by each.

e.		N/A

Item 6.		Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

William R. Hough has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, other than an option to purchase 1,250 shares of Common Stock.

Item 7.		Material to be Filed as Exhibits.

None.




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 7, 1997					Name:  William Robb Hough